February 6, 2009

Ms. Anne Nguyen Parker

Branch Chief, Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

U. S. A.

Re:	Mitsui & Co., Ltd.
Form 20-F for the fiscal year ended March 31, 2008
File No. 0-9929

Dear Ms. Parker:

This is in response to your comment letter dated December 5, 2008, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2008 (the “FYE 2008 20-F”).

Set forth below is our pending response to the comment #6 of the staff of the Securities and Exchange Commission in your letter. For your convenience, we have included the text of your comments below and have keyed our responses accordingly.

Mining Engineering Comments

Coal, Page 71

Your Comment #6

In your reserve tables, disclose whether your coal reserves are thermal or metallurgical quality, and the average heat and sulfur content, i.e. BTU’s per pound and % sulfur.

Response

Given our status as a non-operator, we rely on the disclosures in the Form 20-Fs or in other disclosure materials of our joint-venture partners which are actually operators. Accordingly all of the reserves information referred to in our Form 20-F precisely reflect the disclosures of our partners.

Upon obtaining your inquiry for disclosing whether our coal reserves are thermal or metallurgical quality, and the average heat and sulfur content, we contacted Messrs BHP Billiton Ltd and Anglo American Plc., both of which are the operators in the specific joint-ventures and inquired whether they are agreeable to reconciling the method of presentation as per your request. Unfortunately, neither partners agreed to disclose any information which is not already disclosed in their Form 20-Fs or in their other disclosure materials. Accordingly, we are not able to disclose calorific values in regards to South Walker Creek and Poitrel or calorific value and sulfur content in regards to Dawson Joint Venture and German Creek Joint Venture.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Katsurao Yoshimori, General Manager, at 81-3-3285-7533 or k.yoshimori@mitsui.com, or in his absence, Masao Kurihara, Senior Manager at 81-3-3285-7784 or ma.kurihara@mitsui.com. We greatly appreciate your kind understanding in this matter.

Sincerely,

/s/ Junichi Matsumoto
Junichi Matsumoto
Executive Vice President and Chief Financial Officer

cc:	George K. Schuler
James Murphy
Norman Gholson
(Division of Corporate Finance
Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
Vijay Iyer
(Sullivan & Cromwell LLP)